Filed pursuant to Rule 433

Registration Statement No. 333-219100

Relating to Preliminary Prospectus Supplement dated

June 30, 2017

BBVA Banco Francés S.A.

66,000,000 Ordinary Shares

in the Form of Shares or American Depositary Shares

Issuer:	BBVA Banco Francés S.A.

Symbols:	BFR (NYSE) FRAN (BYMA) XBFR (LATIBEX)

Size:	$348.7 million

Total Ordinary Shares Offered:	65,211,930 ordinary shares (or 21,737,310 American depositary shares)

Greenshoe Offered:	9,781,789 ordinary shares (or 3,260,596 American depositary shares)

Rights Offering:	788,070 ordinary shares subscribed by existing shareholders in Argentina

Offer Price:	$5.28 per ordinary share, or $15.85 per American depositary share

Trade Date:	July 19, 2017

Expected Closing Date:	July 24, 2017

International Underwriters:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC BBVA Securities Inc.

Argentine Placement Agent	BBVA Banco Francés S.A.

The issuer has been informed by Morgan Stanley & Co. LLC (“Morgan Stanley”) that Morgan Stanley purchased 3,080 of the issuer’s American depositary shares on behalf of the international underwriters of this offering at a price of $15.85 per American depositary share on July 18, 2017 in pre-stabilization activities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-866-718-1649, or by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146.